SUBSIDIARIES OF THE REGISTRANT

Dick Simon Trucking, Inc., a Utah Corporation, is a wholly-owned subsidiary of the Registrant

Simon Terminal, LLC, an Arizona limited liability company, is a wholly-owned subsidiary of Dick Simon Trucking, Inc.